1345 AVENUE OF THE AMERICAS, 11th FLOOR
NEW YORK, NEW YORK 10105
TELEPHONE: (212) 370-1300
FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR

July 18, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention: Kathleen Suellentrop

Re:	HedgePath Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 17, 2016

File No. 333-212092

Dear	Ms. Suellentrop:

On behalf of HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 6, 2016, regarding the Company’s Registration Statement on Form S-1, originally filed with the Commission on June 17, 2016 (“Registration Statement”). We have also today filed with the Commission an amendment to the Registration Statement reflecting the Staff’s comments (“Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

General

1.	We note that you are registering the resale of 110,945,236 shares and shares underlying warrants issued in connection with the 2016 Private Placement. It appears that you are registering approximately 275% of your public float. Please advise us of the factors you considered in concluding that the offering is properly styled as a resale and not a primary offering on behalf of the registrant. In responding, please consider the guidance in Securities Act Rules C&DI 612.09, which is available on our website. Also explain how you calculated public float as of a recent date.

We have reviewed the Staff’s prior guidance as articulated in the Division of Corporate Finance’s Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”). While the amount of shares contemplated in the Registration Statement is large relative to the Company’s public float, the Company respectfully submits that this represents only one factor to be considered by the Staff in applying Rule 415(a)(1)(i) and is not determinative in light of the other factors discussed in this letter below. The standard of review in deciding the question of whether an “offering is properly styled as a resale and not a primary offering on behalf of the registrant” is an analysis of the facts and circumstances as articulated in

C&DI 612.09. The facts and circumstances in this case clearly demonstrate that the selling shareholders are not acting as underwriters or conduits for the Company. Prior to beginning our analysis, we respectfully advise the Staff that based upon the Staff’s comment as set forth above, we have decreased the number of shares being registered from 110,945,236 shares to 54,696,000 shares in Amendment No. 1, removing the shares and the shares issuable upon exercise of warrants purchased in the Private Placement (as defined below) by our license and manufacturing partner and significant shareholder and affiliate Mayne Pharma Ventures Pty Ltd. (“Mayne Pharma”) notwithstanding that Mayne Pharma participated in the Private Placement on the same terms and under the same conditions as the rest of the Private Placement Shareholders (as defined below).

According to C&DI 612.09, in determining whether an offering styled as a resale is in fact a primary offering by the issuer, consideration should be given to the factors listed below.

1.	How long the selling shareholders have held the shares.

As noted in the Staff’s comment, the Registration Statement sought to register the securities issued in the Company’s best efforts/no minimum” private placement offering to accredited investors (the “Private Placement Shareholders”1) that began in April 2016 and closed in May 2016 (the “Private Placement”). The Private Placement Shareholders are classic “PIPE” investors whose shares have historically been permitted to be registered for resale in the manner contemplated by the Registration Statement. The Private Placement Shareholders have held their shares in the range of 60-90 days as of the date of this response, which is far longer than the holding period for an actual underwriter of shares in a primary offering, and the Private Placement Shareholders have had market risk since they purchased the shares, which is also not customary for an underwriter in a primary offering or in a distribution on behalf of a company. Furthermore, we anticipate that the Private Placement Shareholders will need to continue to hold their shares in the immediate future even if they wanted to sell them, given that the Company’s common stock is thinly traded. From the period beginning January 4, 2016 through July 12, 2016, the average daily volume of the Company’s common stock traded on the OTCQB according to Yahoo! Finance was approximately 7,587 shares per day. Given the thin trading market, it will be difficult for any of the Private Placement Shareholders to immediately resell their securities in a manner consistent with a primary distribution.

2.	The circumstances under which the selling shareholders received the shares.

The Private Placement Shareholders purchased their shares in a private placement offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder (other than the very small minority of Private Placement Shareholders who are FINRA members and who received their securities as compensation in the Private Placement). Each of the Private Placement Shareholders represented to the Company in their respective purchase agreements that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that those representations are false. The mere fact that the Private Placement shares are now being registered for resale is not evidence that the Private Placement Shareholders desire to effect an immediate distribution. In short, these parties were acting as investors at the time of the Private Placement, bearing the full market risk from the date that their respective shares were purchased, and are not underwriters of a primary offering.

[1]	We note that the Private Placement Shareholders include: (i) one director of the Company who purchased 500,000 shares and 500,000 warrants in the Private Placement and (ii) a small number of persons who are FINRA members who participated in the Private Placement and received a relatively small number of warrants (for only 466,000 shares of common stock) as compensation.

3.	The relationship of the selling shareholders to the issuer.

As noted above, the vast majority of the selling shareholders are arm’s length investors with respect to the Company and are not in the business of underwriting or distributing securities to the public. That said, we concede that a large number of securities originally listed for resale in the Registration Statement (56,249,236 shares and warrant shares in the aggregate) were held by Mayne Pharma. Mindful of the concerns raised by the Staff in its comment, Mayne Pharma has agreed to remove its shares and warrant shares from the Registration Statement and will enter into a separate Registration Rights Agreement with the Company which will provide such shareholder certain “demand” and “piggyback” rights to have its securities registered for resale at a future date (but not, as of today, as of any date certain in the future). As discussed above, Amendment No. 1 as filed with Commission reflects this modification.

4.	The amount of shares involved in the resale registration.

As discussed above, the Company notes that the amount of shares involved is only one factor cited in the C&DI 612.09 to be considered in applying Rule 415. The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. Although the Staff has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares.

The Company presently has 300,353,270 shares of common stock outstanding, 52,603,971 shares of which are held by non-affiliates. The reason for the discrepancy in the number of shares outstanding versus the number of shares in the public float is that the Company has been continuously funded since 2014 by two significant shareholders, including Mayne Pharma. While the 54,696,000 million shares arising out of the Private Placement which are being registered for resale represents 104% of the public float, they only represent 18% of the Company’s outstanding common stock and both of these numbers include the warrant shares being registered which are not presently outstanding. If we were to include among the number of shares currently outstanding and the number of shares currently held by non-affiliates, the number of warrant shares that are being registered, the percentages would decrease to 68% of the public float and 17% of the outstanding shares. This percentage has, in our experience, been a historically acceptable percentage of outstanding shares which can be registered for resale. Further, if such a percentage was not acceptable, the Company would find it exceedingly difficult to raise money from investors in a private offering in which the investors are at risk upon purchase of securities solely because there is a future promise of registration.

Finally, as previously noted, 27,115,000 shares that are being registered are in the form of warrants. Given the term of the warrants and the thinly traded market for the Company’s common stock, it is unlikely that any of the Private Placement Shareholders will exercise the warrants and sell the warrant shares in the immediate future.

5.	Whether the sellers are in the business of underwriting securities.

As noted, above, other than a very small minority of shares underlying warrants issued as compensation to FINRA members, all of the selling shareholders are arm’s length investors and none are in the business of underwriting securities.

6.	Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

There are a total of 30 selling shareholders listed in Amendment No. 1. This represents a large and diverse group of mainly unaffiliated investors and other stakeholders who are not acting in concert for the purpose of distributing the Company’s securities. None of the selling shareholders are acting in concert (according to their representations in the purchase agreement) or are required to purchase, sell or resell any of the subject securities, and all of them are free to hold their securities for an indefinite period of time. None of them are subject to any underwriting or placement agency agreement with the Company with respect to the securities held by them. As such, under all of the foregoing circumstances, it would be not be reasonable to conclude that the selling shareholders are acting as a conduit for the issuer.

We respectfully submit that the foregoing analysis and changes to the Registration Statement lead to the conclusion that offering contemplated by the Registration Statement is a proper, secondary resale offering by selling shareholders under Rule 415(a)(1)(i), and that the Registration Statement as amended is appropriate for effectiveness.

We thank the Staff in advance for its consideration of the foregoing and the amended Registration Statement. Should you have any questions or comments, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc: HedgePath Pharmaceuticals, Inc.

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